LOEB & LOEB LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

May 9, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Kim
Stephen Krikorian
Marion Graham
Mitchell Austin

Re:	Platinum Analytics Cayman Limited
Draft Registration Statement on Form F-1
Submitted April 8, 2025
CIK No. 0002053033

Dear Messrs. Kim, Krikorian, Graham, and Austin:

On behalf of our client, Platinum Analytics Cayman Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated April 22, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are publicly filing the Registration Statement on Form F-1 via Edgar (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note that you have a dual class share structure and that you will be offering Class A ordinary shares in this offering. While you disclose the voting rights of your Class B ordinary shares on your cover page, please revise your cover page to highlight this dual class structure, clearly disclose the voting rights of your Class A ordinary shares and provide a cross-reference to a longer discussion of the material risks and effects of this structure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Registration Statement.

United States Securities and Exchange Commission May 9, 2025 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations Major customers and suppliers, page 43

2.	We note the revisions made here in response to prior comment 11. As previously requested, please further revise to summarize the material terms of your material agreements with these major suppliers. Additionally, please revise here and on page 58 to highlight that your main supplier, Shanghai Borui Finance Information Limited, is a related party and is an entity controlled by your CEO. Please also add a risk factor discussing any material risks to your company or its shareholders resulting from your main supplier being a related party and an entity controlled by your CEO.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 43 and 58 of the Registration Statement.

3.	We note the revisions made here in response to prior comment 13. As previously requested, please further revise to summarize the material terms of your material agreements with these significant customers. Additionally, please make similar revisions on page 58.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 43 and 58 of the Registration Statement.

Principal Shareholders, page 68

4.	We note that you have two classes of voting securities, Class A ordinary shares with 1 vote per share and Class B ordinary shares with 20 votes per share. While your Principal Shareholders table currently presents the beneficial ownership disclosures for holders of your Class A ordinary shares, please revise your table to also separately present the required beneficial ownership disclosures for holders of your Class B ordinary shares. Additionally, include a column to reflect each beneficial owner’s total voting power. See Item 7.A of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the Registration Statement.

Please call me at 212-407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andrei Sirabionian, Esq.
Andrei Sirabionian, Esq.
Partner

cc: Huiyi Zheng, Chief Executive Officer and Director of Platinum Analytics Cayman Limited